*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 27, 2018.

POLYMET MINING CORP.

POLYMET MINING CORP.
FIRST CANADIAN PLACE
100 KING STREET WEST
SUITE 5700
TORONTO, ONTARIO
M5X 1C7

Meeting Information

Meeting Type: Annual General and Special Meeting
For holders as of: May 2, 2018
Date: June 27, 2018 **Time:** 10:00 AM (Eastern Time)
Location: The Simcoe Room
Hilton Toronto
145 Richmond Street West
Toronto, Ontario

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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Before You Vote

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

ANNUAL REPORT INFORMATION CIRCULAR/PROXY STATEMENT

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before June 6, 2018 to facilitate timely delivery.

How To Vote

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

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Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. **Election of Directors**

   To elect nine directors

   1a. Dennis M. Bartlett

   1b. Jonathan Cherry

   1c. Mike Ciricillo

   1d. Dr. David Dreisinger

   1e. W. Ian L. Forrest

   1f. Helen Harper

   1g. Alan R. Hodnik

   1h. Stephen Rowland

   1i. Michael M. Sill

2. **Appointment of Auditors**
   Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

3. **Approval of the Company's Amended Omnibus Share Compensation Plan**
   Approve the Company's Amended Omnibus Share Compensation Plan as more particularly set out in the Management Information Circular.

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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